April 25, 2005

Mr. Larry Spirgel
Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 4-7
Washington, D.C. 20549

Re:	Telecomm Sales Network, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
File No.: 333-123365
Filed: April 25, 2005

Dear Mr. Spirgel:

Telecomm Sales Network, Inc. (the “Company”) has filed Amendment No. 1 to its Registration Statement on Form SB-2 captioned above. On behalf of the Company, we have addressed below, each of the staff’s comments in your letter dated April 7, 2005 (the “Comment Letter”).

Prospectus Summary, page 1

1.
Please revise to discuss very briefly in definite and concrete terms the key aspects of your proposed business. For example, describe in concrete detail what you mean by “consulting and support services,” worldwide distribution networks” and to what “telecommunications companies” and “telecommunications products” you are referring. Also very briefly state the status of development and negotiations for the main categories of products or services that you intend to provide. For example, clearly state the status of negotiations with any telecommunications companies or distributors.

RESPONSE:  We have added to Prospectus Summary on Page 1 the additional detail requested by the staff and have indicated that there are no current negotiations under way.

2.
Also please revise to clarify that you have only two employees, your Chief Executive Officer and your Vice-President-Operations, and that they plan to devote ten hours per week, on average, to your business.

Mr. Larry Spirgel
April 25, 2005

RESPONSE: As requested by the staff, we have added to the Prospectus Summary on Page 3 that the Company has only two employees, who intend to devote only ten hours to the business of the Company.

3.	Clearly and briefly disclose the status of your plans to raise the additional $2.5 million you need to operate for your first year.

RESPONSE: As requested by the staff, we have added to the Prospectus Summary on Page 1 a description of the status of the Company’s plans to raise up to $2.5 million.

The Offering, page 1

4.	Please revise your discussion of the Offering Price to state the $0.05 price you disclose elsewhere and to clarify that there is no market for your securities and none may develop.

RESPONSE: As requested by the staff, we have disclosed in The Offering on Page 1 the offering price and that there is no market for our common stock and that none may develop.

Risk Factors

Our independent auditor has indicated that it doubts that we can continue as a going concern, page 2

5. Please revise to clarify that your financial condition and lack of operating history pose this risk. While you should discuss the “going concern” opinion, it appears that the opinion reflects, but is not the cause of, the risk.

RESPONSE: We believe the “going concern” opinion represents a distinct risk from the risk posed by the Company’s financial condition and lack of operating history, because one investor may refuse to invest in the Company because of their qualifications in the opinion of the accountants. We have, however, added a new risk factor (2) to address the risks associated with the Company’s financial condition and lack of operating history and we have moved the going concern risk factors to become risk factor (3) so that financial related risk factors are grouped together.

Our securities may be subject to “Penny Stock” rules …, page 6

6. Please revise to clarify that your securities will be subject to the “Penny Stock” rules.

RESPONSE: We have provided the disclosures requested by the staff in Risk Factor (16).

Mr. Larry Spirgel
April 25, 2005

All of the shares of Common Stock owned by our officers, directors and consultants will be registered later in a registration on Form S-8…, page 6

7.
The disclosure in the registration statement does not reflect any shares sold to Mr. Sarine or Mr. Summerlin for compensatory purposes. Therefore, please advise in your response letter what outstanding shares will be registered for resale on Form S-8.

RESPONSE: As requested by the staff, we have revised risk factors (17) to delete reference to Form S-8.

Plan of Distribution, page 10

8.
We note your statement that, “if required, we will distribute a supplement to this prospectus to describe any material changes in the terms of the offering.” Please confirm to us in your response letter that you will file a post-effective amendment, not a prospectus supplement, to include any additional or changed material information on the plan of distribution. See Item 512(a)(1)(iii) of Regulation S-B.

RESPONSE: The Company has advised us that it understands its obligations with respect to post-effective amendments pursuant to Item 512(a)(1)(iii) of Regulation S-B and intends to fulfill its obligations.

Description of Business, page 11

9.
We note your statement that “we have conducted no operations except for formulating a business plan.” Please revise the beginning of your Business discussion to clearly state the extent to which you will not know whether there is a market for your services until you raise an additional $2.5 million and conduct a market study. Clarify how much you plan to spend on the market study and who will conduct it. Confirm in your response letter that the person conducting the study is not affiliated with either of your two officers. Also clearly state here that you have no experience in the business of establishing worldwide networks of distributors.

RESPONSE: We have made the disclosures requested by the staff in Description of Business on Page 12 of the Prospectus.

10.
Please generally revise your Business discussion, from page 17 through 21, to clarify for what specific telecommunication products you intend to provide sales channel and consulting support services and specifically how you plan to generate revenues. Clarify the stage of any material negotiations and clarify whether you have binding written agreements. Your current disclosure is too vague. For example, please replace the following statements with concrete everyday language that clearly explains how you plan to operate your business:

Mr. Larry Spirgel
April 25, 2005

•	“To date, we have engaged in no material business operations. Our business models is based on outsourcing.” Page 17. Please provide more concrete detail.
•
“We have not yet performed any sophisticated market studies to validate the potential market for our services.” Page 17. Please provide more concrete detail describing the market studies on which you have relied and what your services will be.

•	“We intend to pre-negotiate distribution terms and conditions.” Page 20. Please revise to clarify.
•
“Other sources of revenue will include services such as international public relations, cultural training, product positioning and extra marketing services for which we will charge modest fees.” Page 20. Please revise to clarify with concrete details.

These are only examples, generally revise this section.

RESPONSE: We have made the more detailed disclosures requested by the staff in Description of Business on Pages 11 to 15 of the Prospectus.

11.
We note, on page 18, the list of reasons you believe you will be successful in helping small telecommunications companies overcome cost inefficiencies and lack of experience in building international distribution networks. Please revise to balance this discussion by disclosing the extent to which you, as a small telecommunications company with no experience providing these services, will have to overcome these obstacles. In addition, advise in your response letter the basis for your statement that “companies often have initial disappointments with international distributors.”

RESPONSE: We have made the disclosures requested by the staff in the first part of the staff’s comment. In response to the last sentence of this comment, we have deleted the reference to initial disappointments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Estimated Costs, page 18

12.
We note your statement on page 26 that “If we do not raise all of the money we need from this offering, we will have to find alternative sources, like a second public offering, a private placement of securities, or loans.” Please revise to clarify, since you state elsewhere that you will receive no proceeds from this offering. Also please revise to clarify the statement that “We have not made any arrangements to raise additional cash.” This is confusing because you also state “We are seeking equity financing to provide for the capital required.”

Mr. Larry Spirgel
April 25, 2005

RESPONSE: We have made clarifications about the Company’s financing plans requested by the staff. These clarifications reflect the Company’s belief that financing plans cannot become more concrete until after a public trading market develops for the Company’s common stock. Consequently, the Company is concentrating on becoming a public company and is delaying active fundraising until that is accomplished.

Management

Executive Officers and Directors, page 20

13.	Please revise to provide more detail regarding the business conducted by Skye Source, LLC. For example, to what types of products and manufacturers are you referring?

RESPONSE: As requested by the staff, we have provided on Page 20 of the Prospectus additional information about the business of Skye Source, LLC.

14.
Please state whether each officer is working full-time or part-time for the company. If an officer is not working full time for the company, please provide the number of hours the officer will spend per week working for the company. If the officer is currently employed with other companies, please state whether the person is full-time or part-time with those other companies.

RESPONSE: As requested by the staff, we have disclosed on Page 20 of the Prospectus the amount of time the officers will work for the Company and for Skye Source, LLC.

Executive Compensation, page 21

15.
We note your statement that the board of directors “will determine appropriate compensation levels” for Mr. Sarine and Mr. Summerlin. Please revise to clarify this statement, in view of your disclosure on pages 22, 25 and 26 that you plan to pay them each at the rate of $240,000 per year if you raise funds as planned. Also state, as you do on page 6, that Mr. Sarine and Mr. Summerlin each expect to devote approximately ten hours per week, on average, to your business. Furthermore, clarify that the board is comprised solely on Mr. Sarine and Mr. Summerlin, so both will be deciding the appropriate levels of their own compensation.

RESPONSE: As requested by the staff, we have disclosed on Page 21 of the Prospectus the amounts budgeted for compensation for Mr. Sarine and Mr. Summerlin, as well as that they expect to devote only ten hours per week and that as the entire Board of Directors they will decide their own compensation levels.

Mr. Larry Spirgel
April 25, 2005

Financial Statements

Statement of Stockholders’ Equity (Deficit)

16.	Revise your statements of stockholders’ equity to disclose the date of each issuance of stock, as required by paragraph 11(d)(1) of SFAS 7.

RESPONSE: The statements of stockholders’ equity have been revised to include date of issuance of stock transactions.

Exhibit Index

17.	Please attach material agreements with shareholders as exhibits, including registration rights agreements and securities purchase agreements related to your sales to the selling shareholders.

RESPONSE: We have attached as Exhibit 10.2 the form of Subscription Agreement signed by each selling shareholder. The selling shareholders signed the same form of agreement and no other agreements have been signed by the Company with the selling shareholders.

We believe the Company has addressed all comments of the staff. We will deliver hard copies of Amendment No. 1 (marked to show changes from the original registration statement) to the staff shortly to facilitate the staff’s review. Please contact the undersigned at (919) 544-5444 if you have any questions or further comments.

Very truly yours,

/s/ James F. Verdonik
James F. Verdonik

cc: Daniel F. Zimmerman
      Mr. William Sarine